First Trust Exchange-Traded Funds

January 20, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Filings for First Trust Exchange-Traded Funds with 7/31/14 and 9/30/14 Year-Ends
(File Nos: 811-22019, 811-21944, 811-22717)

Ladies/Gentlemen:

On December 15, 2014, First Trust Advisors L.P. (“FTA”) received oral comments from Ms. Christina DiAngelo Fettig of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the “Commission”) with respect to the Commission’s review of the Trust filings listed above. In connection with the Commission’s comments, we hereby provide the following responses:

1. The Commission noted there were two filings on August 28, 2014 for First Trust Exchange-Traded Fund II’s (“ETF II”) June 30, 2014, Form N-Q. They questioned why there were two filings and specifically asked if one should be noted as an amended filing.

The two filings are exactly the same. The Form N-Q was inadvertently filed twice; therefore the second filing was not an amended filing.

2. The Commission noted there was an amended Form N-CSR filing on December 16, 2013, for First Trust Exchange-Traded Fund VI (“ETF VI”). They asked why the filing was amended and suggested that going forward amended filings include a cover sheet that explains why the filing was amended. Additionally, they noted that for any amended filings that include certifications, the certification date should be updated to the date of the amended filing date.

The filing was amended to update Item 4 of Form N-CSR, Principal Accountant Fees and Services, as it was inadvertently not updated for 2013 in the original filing. Going forward FTA agrees to include a cover sheet to amended filings to explain the reason for the amended filing. Additionally, FTA agrees to update the dates on certifications that are included with an amended filing.

3. The Commission suggested including a qualitative description of the right to offset in the POI footnote “Offsetting Assets and Liabilities”. Additionally, they suggested adding in the Notes to Financial Statements an explanation of master netting agreements and what they permit.

Going forward FTA agrees to add this additional disclosure.

4. The Commission noted that on page 20 of the ETF II September 30, 2014, annual report it indicates that First Trust BICK Index Fund will normally invest at least 90% of its net assets in securities that comprise the ISE BICK (Brazil, India, China, South Korea) Index or in Depositary Receipts representing securities in the Index. They also noted the holdings of those four countries per the Portfolio of Investments (“POI”) that begins on page 49 of the annual report only represent 85.5% of the Fund’s net assets. The Commission requested an explanation of the perceived discrepancy.

Per discussion with the FTA ETF Group, 100% of the Fund’s holdings and 99.9% of the Fund’s net assets at September 30, 2014, were comprised of the ISE BICK Index. The holdings listed in the POI of the annual report are categorized by their country of incorporation and can therefore be different than the country which the index classifies them into. An example of such a holding is Lenovo Group Ltd., which is incorporated in Hong Kong and is listed as such in the POI, but is included as a holding of China per the Index.

5. The Commission suggested adding additional disclosure in the Securities Lending footnote in the Notes to Financial Statements for gross and net fees related to securities lending.

FTA discloses securities lending income (net of fees) on the Statement of Operations and is not aware of any requirement to disclose securities lending income both on a gross and net of fees basis. If guidance is available that requires the additional disclosure of gross securities lending income, we ask the Commission to provide reference to the requirement.

6. The Commission suggested adding additional disclosure in the Expenses and/or the Investment Advisory Fee, Affiliated Transactions and Other Fee Arrangements footnotes in the Notes to Financial Statements to explain if acquired fund fees and expenses are included or excluded from the applicable funds unitary fees and the expense caps.

Going forward FTA agrees to add this additional disclosure.

7. The Commission suggested adding additional disclosure in the Investment Advisory Fee, Affiliated Transactions and Other Fee Arrangements footnote in the Notes to Financial Statements to show the amount of expenses previously waived or reimbursed that were recovered by FTA during the current period/year even though that amount is disclosed in the Statement of Operations.

Going forward FTA agrees to add this additional disclosure in the advisory fee waiver and expense reimbursement footnote in the Notes to Financial Statements.

8. The Commission noted that in footnote 2B, Options Contracts, in the ETF VI September 30, 2014 annual report, there is disclosure that the funds will not write (sell) “naked” or uncovered options. Therefore, the securities pledged to cover the option positions should be footnoted as such in the POI.

FTA does not footnote the applicable securities that are pledged to cover option positions in the POI because the options are presented right after the common stocks in the POI, so it is apparent that the options are covered by the corresponding long positions. In the instance the Commission noted, the option positions held by the funds were index options (i.e. not options on specific stock holdings), therefore, the common stocks pledged to cover the option positions should have been footnoted as such. Going forward FTA agrees to footnote the common stocks that are pledged to cover index option positions.

9. The Commission noted that on page 73 of the ETF VI September 30, 2014, annual report there is no reason provided as to why the fund purchases put options, similar to the disclosure as to why the fund writes (sells) call options on the previous page.

Going forward FTA agrees to add disclosure as to why this, or any fund, purchases put options. In the specific instance noted, First Trust Low Beta Income ETF utilizes purchased put options as a hedge against changes in the value of equity securities.

10. The Commission suggested that in footnote 9, Subsequent Events, in the ETF VI September 30, 2014 annual report the, term “distribution” should be used instead of “dividend” when disclosing distributions that occurred as subsequent events.

Going forward FTA agrees to use the term “distribution” in all funds subsequent event footnotes.

11. The Commission noted that the disclosure related to expenses reimbursed and fees waived by FTA under the Expense Reimbursement, Fee Waiver and Recovery Agreement are not consistent between the fee table in the prospectus and the Notes to Financial Statements in the annual report. Their suggestion is to modify the fee table disclosure in the prospectus to match the disclosure in the Notes to Financial Statements in the annual report.

Going forward FTA agrees to modify the fee table disclosure in the prospectus to match the disclosure in the Notes to Financial Statements in the annual report.

12. The Commission commented that for the ETF II and the First Trust Exchange-Traded AlphaDEX Fund filings, the N-CSR certifications are dated prior to the audit opinion date. There are no requirements that the certifications be dated after the audit opinion date, but this was mentioned by the Commission because it was a comment from a previous Commission review that FTA agreed to change.

FTA is comfortable with the certifications being dated prior to the audit opinion date, although going forward FTA will make a concerted effort to date the certifications on or after the audit opinion date. FTA’s process is that the Principal Executive Officer (“PEO”) and the Principal Financial Officer (“PFO”) typically sign the N-CSR certifications on the date of the respective Fund’s internal disclosure certification meeting, which is held after the audits are substantially complete, but in certain circumstances before final audit sign-off (i.e. the opinion date), which is why the certification dates in question were before the audit opinion date.

In addition, we acknowledge that:

1.	The Funds are responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;
2.	Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, or if we have incorrectly characterized the Commission’s comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

Sincerely,

First Trust Exchange-Traded Funds

By /s/ James M. Dykas

James M. Dykas

Chief Financial Officer